Exhibit A

FORM OF COVER LETTER TO OFFER TO REPURCHASE AND

NOTICE OF INTENT TO TENDER

____________, 2019

Dear AB Multi-Manager Alternative Fund Shareholder:

We are writing in response to your request for additional information and documentation relating to a repurchase offer by AB Multi-Manager Alternative Fund (the “Company”).

The repurchase offer period will end on September 23, 2019. Tenders of Shares must be received in good order no later than 5:00 p.m., New York time, September 23, 2019. The purpose of the repurchase offer is to provide a measure of liquidity to Shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during one of the Company’s announced repurchase offers.

Should you wish to tender any of your Shares for repurchase by the Company during this repurchase offer period, please complete and return the enclosed Notice of Intent to Tender, to be received no later than September 23, 2019. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY SHARES AT THIS TIME.

All Notices of Intent to Tender should be mailed, faxed or hand delivered to your financial advisor in the Bernstein Global Wealth Management unit (“Bernstein”) of AllianceBernstein L.P. If you do not have a financial advisor, the Notice of Intent to Tender should be sent to the Company’s transfer agent, AllianceBernstein Investor Services, Inc., at 1345 Avenue of the Americas, Attn: Private Client, 40th Floor, New York, NY 10105, fax no. (212) 407-5850. (If you submit a tender by fax, please mail the original, executed Notice of Intent to Tender promptly thereafter).

If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, call your Bernstein financial advisor or Bernstein’s main office at 1-212-486-5800.

Sincerely,

AB MULTI-MANAGER ALTERNATIVE FUND